

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 23, 2020

Stephen R. Rizzone
Chief Executive Officer
Energous Corporation
3590 North First Street, Suite 210
San Jose, California 95134

> **Re: Energous Corporation**
> **Registration Statement on Form S-3**
> **Filed September 15, 2020**
> **File No. 333-248832**

Dear Mr. Rizzone:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Thomas Jones at 202-551-3602 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Mark A. Leahy, Esq.